03 NOV 17 AM 7:21

November 5, 2003

[redacted]

03037412

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"ISSUANCE OF DOMESTIC UNSECURED YEN BONDS"

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

11/17

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

31 October 2003
Koshi Mizukoshi
President, Chief Executive Officer &
Representative Director
Kobe Steel, Ltd.
(Tokyo Stock Exchange Code No. 5406)

Contact : Communication Center
Kobe Steel, Ltd.

Tel : Tokyo 03-5739-6010
Kobe 078-261-4040

ISSUANCE OF DOMESTIC UNSECURED YEN BONDS

Kobe Steel, Ltd. hereby gives notice that it has decided to issue Domestic Unsecured Yen Bonds under the terms as set forth below:

Domestic Unsecured Yen Bonds due 14 November, 2008

1.	Name:	Kobe Steel, Ltd. Series 40 Unsecured Bonds (Limited Inter-Bond Pari Passu Clause)
2.	Total Amount of Issue:	10 Billion Yen
3.	Denomination of Bond:	100,000,000 Yen each
4.	Interest Rate:	1.22% per annum of the principal of the Bonds
5.	Issue Price:	100% of the principal amount of the Bonds
6.	Redemption Price:	100% of the principal amount of the Bonds
7.	Maturity Date:	To be redeemed in a lump sum on 14 November 2008
8.	Offering Period:	31 October 2003
9.	Closing Date:	14 November 2003
10.	Method of Issue:	Public offering in the domestic market
11.	Date of Payment of Interest on the Bonds:	Semiannually on 14 May and 14 November
12.	Status of the Bonds:	Unsecured by assets or guarantees
13.	Fiscal Agent:	Mizuho Corporate Bank, Limited
14.	Underwriters:	Nikko Citigroup Limited
	Use of Proceeds:	To be applied toward repayment of loans and/or redemption of bonds

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